Dreyfus Founders Funds, Inc.
File No. 811-1018
Form N-SAR
Item 77.D

Changes in Policies with Respect to Security Investments

During the six months ended December 31, 2002, the Board of Directors of Dreyfus Founders Funds, Inc. approved changes in the investment policy of the Dreyfus Founders Balanced Fund, to become effective May 1, 2003. Currently, the Fund's investment policy reads, in relevant part, as follows:

      Balanced Fund seeks current income and capital appreciation. To pursue this goal, the Fund normally invests in a balanced portfolio of common stocks, U.S. and foreign government securities, and a variety of corporate fixed-income obligations.

      For the equity portion of its portfolio, the Fund emphasizes investments in common stocks with the potential for capital appreciation. These stocks generally pay regular dividends, although the Fund also may invest in non-dividend-paying companies if they offer better prospects for capital appreciation. Normally, the Fund will invest a significant percentage (up to 75%) of its total assets in equity securities.

      The Fund will maintain a minimum of 25% of its total assets in fixed-income, investment-grade securities rated Baa or higher by Moody's Investors Service, Inc. or BBB or higher by Standard & Poor's. There is no maximum limit on the amount of straight debt securities in which the Fund may invest, and the Fund may invest up to 100% of its assets in such securities for temporary defensive purposes.

Beginning May 1, 2003, the second and third paragraphs of the Fund's investment policy will read as follows:

      For the equity portion of its portfolio, the Fund emphasizes investments in common stocks with the potential for capital appreciation. These stocks generally pay regular dividends, although the Fund also may invest in non-dividend-paying companies if they offer better prospects for capital appreciation. Normally, the Fund will invest a significant percentage (at least 25%, but no more than 75%) of its total assets in equity securities.

      The Fund will maintain a minimum of 25% of its total assets in fixed-income, investment-grade securities rated Baa or higher by Moody's Investors Service, Inc. or BBB or higher by Standard & Poor's. Normally, the Fund will not invest more than 75% of its total assets in fixed income securities, but the Fund may invest up to 100% of its assets in such securities for temporary defensive purposes.